Mail Stop 6010

May 22, 2008

Peter Giallorenzo
Chief Financial Officer
Interpharm Holdings, Inc.
75 Adams Avenue
Hauppauge, NY 11788

Re: Interpharm Holdings, Inc.
       Preliminary Information Statement on Schedule 14C
       Filed May 14, 2008
       File No. 1-15981

Dear Mr. Giallorenzo:

       This is to advise you that we have limited our review of the above referenced information statement to only the issues identified below.

<u>Schedule 14C</u>

1. We note your disclosure on page 20 under the section entitled "Interest of Certain Persons in Matters to be Acted Upon." It is unclear the order of payment that will be given priority from the sales proceeds. Please revise your document to provide a clearer priority of payments that individuals and entities will receive from the sales proceeds.

2. Please revise your disclosure to provide the amount of proceeds that insiders of the company and affiliates could receive in connection with the sales. This information should preferably be set forth in tabular format.

3. Please disclose the total redemption amount of the Series A-1 and Series D-1 Preferred Stock.

4. Please disclose the amount to be paid to common stockholders on a per share basis. If this amount cannot be determined, please explain why you cannot provide this information and provide an estimated range.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Song Brandon at (202) 551-3621 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Jay Weil
       Guzov Ofsink LLC
       600 Madison Avenue, 14th Floor
       New York, NY 10022